SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Wal-Mart Stores, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Amalgamated Bank LongView Funds

ADDRESS OF PERSON RELYING ON EXEMPTION: 275 Seventh Avenue, New York, N.Y. 10001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Amalgamated Bank (logo)        Illinois State Board of Investment (logo)       UAW Medical Benefits Trust (logo)       The Nathan Cummings Foundation (logo)

FOR IMMEDIATE RELEASE
May 26, 2015

INVESTOR COALITION CALLS ON WALMART TO DISCLOSE

EXECUTIVE PAY CLAWBACKS

NEW YORK Against the backdrop of a global corruption scandal, accounting irregularities in overseas operations, and serious charges of illegally intimidating, disciplining, and firing U.S. employees for protesting wage and working conditions, the Illinois State Board of Investment , the UAW Retiree Medical Benefits Trust ( Trust ), Amalgamated Bank

LongView Funds, and The Nathan Cummings Foundation are calling on Walmart to publicly disclose whether it has clawed back pay from executives whose actions have caused significant financial harm to the company and its owners.

The coalition s request is included in Walmart s 2015 Proxy Statement as Proposal No. 5, Request for Annual Report on Recoupment of Executive Pay , and will be considered by investors at the company s June 5, 2015 annual meeting.

Our hope and desire is that public corporations encourage a culture of transparency and openness, says William

Atwood, Executive Director of the Illinois State B oard of Investment. In such an environment investors can have a good sense of company operations and take comfort in the actions and integrity of management.

Proposal No. 5 asks Walmar t s board to annually disclose whether or not the company clawed back or recouped incentive compensation from any senior executive for misconduct that exposes the company to serious financial, legal, and reputational risks. The global investor coalition filed Proposal 5 as a result of serious allegations of foreign bribery and corruption in Walmart s Mexico subsidiary that, in turn, resulted in financial and reputational harm. These allegations caused Walmart to launch an internal investigation in 2011 into potential breaches of the U.S. Foreign Corrupt Practices Act and other anti -corruption statutes in its operations in Mexico, China, and Brazil, for which the company has incurred costs of over $ 612 million, including $218 million to restructure its anticorruption global compliance program. In addition to these costs which are expected to increase Walmart also may be required to incur more costs depending on the results of the current investigations by the U.S. Department of Justice and the Securities and Exchange Commission and several investor lawsuits.

Other recent legal and regulatory controversies include the over $110 million in fines Walmart paid after admitting violations of criminal and civil laws that seek to protect the public from illegal dumping hazardous waste. A National Labor Relations Board judge ruled in December 2014 that Walmart illegally disciplined and intimidated workers in some California stores after the agency issued a complaint against Walmart alleging serious violations of federal labor laws, including charges of illegally threatening, surveilling, and punishing and firing employees who engaged in strikes and protests for better pay and improved working conditions at the company s U.S. stores. According to a December 2014

Bloomberg article, questionable accounting and inventory practices may have inflated earnings in Walmart s China operations.

The investor coalition filed similar proposals at Walmart in 2013 and 2014.

Without transparency and accountability, investors are i n the dark about whether the board has clawed back pay when executives engage in misconduct, said Trust Chief Corporate Governance Officer Meredith Miller. We believe that this disclosure not only encourages ethical behavior but it sends an important message company -wide that there are real consequences for violating the law or the code of conduct.

Greater disclosure of the use of clawback policies allows shareholders to better evaluate the risks their companies face. Transparency and accountability a re good for business and good for shareholders, said Miller.

Walmart has had some form of pay recovery measures in its incentive compensation plans for over a decade but has not disclosed the use of these measures. The company s current recovery policie s permit the company to recoup incentive compensation if it is discovered that the recipient engaged in behavior that is deemed contrary to the best interests of the company or failed to comply with the company s standards of conduct. In FY 2014, Walmart s Compensation, Nominating and Governance Committee announced that it would reduce annual cash incentive awards for corporate officers if compliance objectives which cover issues ranging from anticorruption to labor and employment compliance were not met.

Over the past several years, numerous companies including Bank of America, Northrop Grumman, Omnicare, United Technologies and Halliburton have adopted recoupment disclosure policies. After shareholders registered majority support for a similar proposal sponsored by the Trust and Amalgamated Bank LongView Funds last year, major pharmaceutical distributor McKesson Corporation adopted its own comprehensive clawbacks disclosure policy. Many of the companies that have adopted clawbacks disclosure policies were facing regulatory and legal scrutiny when they put the policies in place.

It s all well and good for a company to have a strong clawback policy on paper, said Keith Mestrich, President and CEO of Amalgamated Bank. However, investors need some level of confidence that the policy is working.

Coalition members and filers of the proposal include: UAW Retiree Medical Benefits Trust; Illinois State Board of Investment; Amalgamated Bank LongView Funds; and The Nathan Cummings Foundation.

* * *

The Illinois State Board of Investment, a $ 15.7 billion fund, has fiduciary responsibility for managing the pension assets of the General Assembly Retirement System, the Judges Retirement System of Illinois and the State Employees

Retirement System of Illinois.

The $54 billion UAW Retiree Medical Benefits Trust is the largest non -governmental payor of retiree health care benefits in the United States, providing health care benefits to approximately 750,000 UAW retirees and dependents.

Amalgamated Banks s L ongView Funds have over $12 billion under management. Since 1992, the LongView Funds have pursued an active policy of shareholder engagement in order to promote shareholder value by advocating best practices with respect to corporate governance and environmental and social policies at the companies in which it invests.

The Nathan Cummings Foundation is a private foundation with a focus on climate change and inequality. In addition to grant making, the Nathan Cummings Foundation seeks to use the assets in its roughly $450 million endowment to promote progress on these issues while protecting long -term shareholder value.

CONTACT:	Con Hitchcock
Amalgamated Bank
(202) 489-4813
conh@hitchlaw. com